FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TR

TRILLIUM THERAPEUTICS INTRODUCES INDUSTRY POSTDOCTORAL FELLOWSHIP PROGRAM

Toronto, Ontario, August 31, 2016 – Trillium Therapeutics Inc. (NASDAQ: TRIL; TSX: TR), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that the company has established an industry postdoctoral fellowship program to help young research scientists transition from their academic training to rewarding careers in the biopharmaceutical industry.

“As part of our commitment to help grow the Canadian biotechnology industry, Trillium wants to provide an environment in which bright scientific minds will be challenged and nurtured. We believe this will help drive the development of tomorrow’s innovative cancer therapies,” said Dr. Niclas Stiernholm, president and chief executive officer of Trillium Therapeutics. “We take great pride in establishing an official industry-sponsored postdoctoral fellowship program here in Canada, enabling outstanding Ph.D. graduates to prepare for a career in the biopharmaceutical industry. Postdoctoral fellows will be paired with mentors in a state-of-the-art laboratory environment, conducting independent research that is commercial and translational in nature.”

Under the program, Trillium will annually accept up to four postdoctoral fellows for an initial one-year term, with the possibility of an extension for an additional one or two years based on project needs. Postdoctoral projects will be focused on cutting-edge research in immunology or oncology research, with the goal of elucidating disease biology or the mechanism of action of a novel drug candidate or target. Individuals will work independently but as part of cross-functional teams made up of scientists and research associates. Additional information on the program can be found at http://trilliumtherapeutics.com/Contact/Careers/IndustryPostdoc

“We are seeking Canada’s most talented and well-rounded candidates to join our program, and are pleased to have recently welcomed our first postdoctoral fellow into the medicinal chemistry group,” said Dr. Bob Uger, Trillium’s chief scientific officer. “We believe that this program represents both a tremendous opportunity for recent Ph.D. graduates to gain the experience needed to pursue an industry career, and a future pool of potential research scientists for Trillium.”

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future results, events or developments. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Company Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375